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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Aleris International Inc.

(formerly known as IMCO Recycling Inc., formerly known as Frontier Texas Corporation)

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

014477-10-3

(CUSIP Number)

Don V. Ingram
2200 Ross Avenue, Suite 4500-E, LB 170, Dallas TX 75201
(214) 220-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person: Don V. Ingram		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF; 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 859,969 (See Item 5)

		8.	Shared Voting Power: 27,790 (See Item 5)

		9.	Sole Dispositive Power: 859,969 (See Item 5)

		10.	Shared Dispositive Power: 27,790 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 887,759

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 5% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

* The reporting person expressly disclaims the existence of a group.
CUSIP No. 449681-10-5

AMENDMENT NO.6 TO SCHEDULE 13D

      The Schedule 13D dated March 5, 1985 (the “Schedule 13D”) of Don V. Ingram, relating to the common stock, par value $0.10 per share (the “Common Stock”), of IMCO Recycling Inc., formerly known as Frontier Texas Corporation, a Delaware corporation (the “Company”), as amended by Amendment Number 1 to Schedule 13D dated May 31, 1985 and Amendment Number 2 to Schedule 13D dated March 13, 2003, and Amendment Number 3 to Schedule 13D dated May 5, 2004, and Amendment Number 4 to Schedule 13D dated October 19, 2004, and Amendment Number 5 to Schedule 13D dated November 15, 2004, is hereby amended as set forth below in order to report a decrease in the number of shares deemed to be beneficially owned by Mr. Ingram.

EXPLANATORY NOTE

      As of May 31, 1985, Mr. Ingram held beneficial ownership of 3,900,000 shares of Common Stock; Mr. Ingram owned 1,500,000 of these shares directly, and PTX Partners, a Texas limited partnership (“PTX”), owned the remaining 2,400,000 shares. Mr. Ingram, as sole general partner of PTX, had the power to vote and dispose of all shares owned by PTX.

      In October 1988, International Metal Company, a former wholly owned subsidiary of the Company, merged with and into the Company, and the Company changed its name from Frontier Texas Corporation to IMCO Recycling Inc. PTX dissolved in November 1989, and Mr. Ingram received 1,464,157 shares of Common Stock upon the liquidation of PTX.

      Net sales and transfers since November 1989 through April 14, 2005 reduced Mr. Ingram’s percentage beneficial ownership of the Common Stock.

      See Item 3 below.

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the Common Stock of the Company. The Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, and listed on The New York Stock Exchange.

      The principal executive offices of the issuer are located at 25825 Science Park Drive, Suite 400, Beachwood, Ohio 44122.

ITEM 2: IDENTITY AND BACKGROUND

This statement is filed on behalf of the following:

Name	Business Address	Principal Occupation or Employment
Don V. Ingram	2200 Ross Avenue Suite 4500-E, LB 170	Private Investor
Dallas, Texas 75201

      Mr. Ingram is filing this Schedule 13D individually, on behalf of his spouse and minor children, and as trustee and co-trustee of trusts for the benefit of his children and his niece and nephew.

      During the last five years, Mr. Ingram has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Ingram is a citizen of the United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On March 5, 1985, PTX (see “Explanatory Note” above) was issued 2,400,000 shares of Common Stock of the Company (then known as Frontier Texas Corporation) for $1 million cash. This transaction completed the reorganization of Pioneer Texas Corporation (“Pioneer”) under the terms of Pioneer’s Plan of Reorganization confirmed by the U.S. Bankruptcy court in November 1984. These shares then represented 60% of the issued and outstanding shares of the Company. Mr. Ingram, as general partner of PTX, had the power to vote and dispose of all shares owned by the partnership.

      On May 31, 1985, Mr. Ingram, individually, acquired 1,500,000 shares of Common Stock in exchange for all of the shares of common stock of DVI Holding Company (“DVI Holding”) owned by him. These 1,500,000 shares represented 27.3% of the Common Stock outstanding after the exchange. PTX then owned 43.6% of the Company’s outstanding Common Stock, giving effect to the exchange. Thus, as of that date, Mr. Ingram held beneficial ownership of 3,900,000 shares of Common Stock.

      In October 1988, International Metal Company, then a wholly-owned subsidiary of the Company, merged with and into the Company, and the Company changed its name to IMCO Recycling Inc. PTX dissolved in November 1989, and Mr. Ingram received 1,464,157 shares of Common Stock upon the liquidation of PTX.

      Since 1989, Mr. Ingram has purchased and acquired additional shares of Common Stock through open market transactions and through the exercise of stock options held by him under the Company’s stock option plans. In addition, 50,000 shares were acquired in March 1996 through the exercise of a Warrant held by him, and a total of 600,000 shares were awarded to him under restricted stock award grants in 2000 and in 2002. Mr. Ingram has also sold and transferred a number of his shares since November 1989 and March 2003.

      In April 2004, Mr. Ingram resigned as a Director and an Officer of the Company. Pursuant to his resignation Mr. Ingram received 450,000 shares that were subject to his restricted stock award grants he received in 2000 and in 2002.

      All of these transactions have had the effect of decreasing Mr. Ingram’s beneficial ownership interest in the Common Stock to 5% of the Company’s outstanding shares as of April 14, 2005.

      Thus, of the shares currently beneficially owned by Mr. Ingram, (i) a portion was acquired through PTX (using personal funds of Mr. Ingram), (ii) a portion was acquired through the exchange of his shares of DVI Holding, (iii) 450,000 shares were acquired under restricted stock grants and received pursuant to his resignation, and (iv) the remainder of the shares (including those acquired under option exercises) were acquired by Mr. Ingram and members of his family using personal funds and funds borrowed from margin brokerage accounts.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the original acquisition of shares of Common Stock in 1985 was to complete the plan of reorganization of Pioneer and obtain control of Pioneer through PTX. Additional acquisitions of shares by Mr. Ingram and his family have been made for investment purposes.

      Mr. Ingram agreed in his resignation as a director and officer of the Company to the restrictions involving his acquiring additional shares and voting of his shares of the Company as described in Item 6. Mr. Ingram, subject to the restrictions described in Item 6 and general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, may make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). Depending upon the circumstances, Mr. Ingram might hold his shares of Common Stock for an extended period of time, or may decide to sell all or part of his investment in the Common Stock as market conditions permit to diversify his personal investment portfolio and that of his family.

      Other than as described above and subject to the last paragraph of this Item 4, Mr. Ingram has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

CUSIP No. 449681-10-5

Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or Bylaws or other actions which might impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

      Mr. Ingram, in his capacity as a shareholder of the Company, may at any particular time and from time to time in the future, formulate, discuss, make or have such plans or proposals concerning the Company which may relate to or may result in certain of the events or circumstances set forth in clauses (a) — (j) of the preceding paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Ingram may be deemed the beneficial owner of 887,759 shares of the Company’s Common Stock, which represents 5% of the outstanding shares of Common Stock of the Company (based on an estimated 15,563,381 shares of Common Stock outstanding as of September 30, 2004).

      Of these 887,759 shares, 27,790 shares are owned by Mr. Ingram’s spouse, trusts for which Mr. Ingram serves as trustee or co-trustee, and accounts for which Mr. Ingram acts as custodian, as follows: (i) 7,790 shares are held by Mr. Ingram’s spouse, Julie W. Ingram; (ii) 6,000 shares are held by trusts for which Mr. Ingram serves as trustee or co-trustee; and (iii) 3,000 shares as sole trustee of a children’s trust. Further there are 11,000 shares held in custodial accounts for the benefit of Mr. Ingram’s minor children under the Texas Uniform Gifts to Minors Act for which Mr. Ingram is not the custodian.

      This amount does not include 55,165 shares held in trusts for the benefit of his minor children, for which Mr. Ingram is neither a trustee nor beneficiary. He does not have the right to revoke those trusts. A member of the Company’s Board of Directors is currently trustee of the trusts. Beneficial ownership of these shares is disclaimed by Mr. Ingram.

      Mr. Ingram resigned as Chairman of the Board of the Company, President and Chief Executive Officer effective April 12, 2004.

      (b) With respect to the 859,969 shares of Common Stock owned directly by him, Mr. Ingram has the sole power to vote and the sole power to dispose of those shares. As sole trustee of a trust for the benefit of his niece and nephew, and as custodian for his minor children, Mr. Ingram has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 14,000 shares of Common Stock owned by such trust and by him as custodian. With respect to the 7,790 shares owned in the name of his spouse, Julie W. Ingram, and the 6,000 shares held in trust for one of his children for which he serves as a co-trustee, Mr. Ingram may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of such shares.

      With regards to the 6,000 shares of Common Stock held in trust for one of his children, voting and disposition power is shared by Mr. Ingram with his brother, Steve B. Ingram, as co-trustees. During the last five years, Steve B. Ingram has not been (a) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Steve B. Ingram is a citizen of the United States of America.

      On November 14, 2004, Julie W. Ingram sold 10,000 shares at $13.5174 per share. On November 15, 2004, Julie W. Ingram sold 4, 976 shares for $13.50 per share. On November 19, 2004, the Alice Louise Ingram Trust sold 20,000 shares at $14.459 per share. On November 22, 2004, Mr. Ingram sold 10,000 shares at $15.00 per share. On December 30, 2004, Mr. Ingram sold 50,000 shares at $16.7697 per share. On December 30, 2004, Mr. Ingram sold 50,000 shares at $17.00 per share. On February 28, 2005, Mr. Ingram sold 100 shares at $20.15 per share. On March 1, 2005, Mr. Ingram sold 10,000 shares at $19.99 per share. On March 7, 2005, Mr. Ingram sold 10,000 shares at $20.3729 per share. On March 7, 2005, Mr. Ingram sold 5,000 shares at $20.76 per share. On March 7, 2005, Mr. Ingram sold 5,000 shares at

CUSIP No. 449681-10-5

$20.80 per share. On March 7, 2005, Mr. Ingram sold 5,000 shares at $21.4938 per share. On March 7, 2005, Mr. Ingram sold 5,100 shares at $21.51 per share. On March 7, 2005, Mr. Ingram sold 5,000 shares at $21.64 per share. On March 7, 2005, Mr. Ingram sold 5,000 shares at $21.97 per share. On March 9, 2005, Mr. Ingram sold 2,500 share at $21.1204 per share. On March 9, 2005, Mr. Ingram sold 10,000 shares at $20.80 per share. On March 9, 2005, Mr. Ingram sold 10,000 shares at $20.8039 per share. On March 9, 2005, Mr. Ingram sold 10,000 shares at $20.9048 per share. On March 11, 2005, Mr. Ingram sold 30,000 shares at $22.015 per share. On March 11, 2005, Mr. Ingram sold 50,000 shares at $22.0774 per share. On March 15 2005, Mr. Ingram sold 220,000 shares $25.338 per share. On March 28, 2005, Mr. Ingram sold 17,300 shares at $25.4671 per share. On March 29, 2005, Mr. Ingram sold 4,000 shares at $25.4855 per share. On April 4, 2005, Mr. Ingram sold 28,700 shares at $25.4764 per share. On April 7, 2005, Mr. Ingram sold 2,800 shares at $25.80 per share. On April 14, 2005, Mr. Ingram sold 57,200 shares at $23.0647 per share.

      (d) As reported in Items 5(a) and 5(b) above, persons other than Mr. Ingram have the right to receive dividends from, and proceeds from the sale of, an aggregate of 27,790 of the shares deemed beneficially owned by him

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

      Set forth below is a brief description of certain agreements concerning the shares of Common Stock and other securities of the Company owned by Mr. Ingram. Where indicated, these agreements are included as exhibits hereto (see Item 7 below) and are incorporated herein by reference in their entirety for all purposes.

      IMCO Recycling Inc. Stock Option Plan Agreements. As a consequence of Mr. Ingram resigning from the Company, he was vested with 402,167 options to purchase common stock of the Company for a period of 180 days from April 28, 2004. Mr. Ingram exercised 225,500 options and sold the resulting shares. Mr. Ingram’s remaining options have expired.

      IMCO Recycling Inc. Restricted Stock Award Agreements. In 2000 and 2002, the Company’s Board of Directors approved grants of contractual restricted stock awards to Mr. Ingram for a total of 600,000 shares. As a consequence of Mr. Ingram resigning as an office and director of the Company, he has received as of May 3, 2004, 450,000 shares of common stock previously subject to the Restricted Stock Award Agreement. The remaining 150,000 shares he had were cancelled.

      As part of Mr. Ingram’s resignation from the Company, he agreed to the following conditions regarding his stock ownership;

          A. Without the prior written consent of Company, neither Mr. Ingram, his affiliates or associates, nor any corporation or other entity controlled by Mr. Ingram, whether acting alone or with other individual(s) or entities (collectively, the “Ingram Group”), will, directly or indirectly, acquire any common stock or shares of other classes of capital stock or securities of Company which are then entitled to vote generally in the election of directors (collectively, the “Voting Securities”) (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally) if the effect of such acquisition would be to increase the aggregate voting power in the election of all Voting Securities then owned by all members of the Ingram Group to greater than 20% of such total combined voting power of all Voting Securities then outstanding. The foregoing shall not pertain to any increase in the aggregate percentage ownership of the Ingram Group where such increase occurs solely as a result of a recapitalization of Company or any other action taken by Company or its affiliates (other then the Ingram Group).

          B. Mr. Ingram shall take such action as may be required so that all Voting Securities owned by any member of the Ingram Group are voted for management’s nominees to the Board of Directors of Company and, unless Company otherwise consents in writing, on all other matters to be voted on by the holders of Voting Securities, in the same proportion as the votes cast by other holders of Voting Securities. The members of the Ingram Group, as holders of Voting Securities, shall be present, in person or by proxy, at all meetings of stockholders of Company so that all Voting Securities beneficially owned by them may be counted for the purpose of determining the presence of a quorum at such meetings.

          C. No member of the Ingram Group shall deposit any Voting Securities in a voting trust or (or except as contemplated herein) subject any Voting Securities to any understanding or agreement with respect to the voting of such Voting Securities.

CUSIP No. 449681-10-5

          D. No member of the Ingram Group shall solicit proxies or become a participant in a “solicitation," as such term is defined in Regulation 14A under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), in opposition to the recommendation of the majority of the directors of Company with respect to any matter.

          E. No member of the Ingram Group shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities, or otherwise become a “person” within the meaning of Section 13(d)(3) of the Exchange Act (in each case other than solely with members of the Ingram Group).

          F. Mr. Ingram shall not and no member of the Ingram Group shall, directly or indirectly, offer, sell or transfer any Voting Securities except (i) to another member of the Ingram Group, (ii) pursuant to a bona fide public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”), of Voting Securities, (iii) pursuant to Rule 144 under the Securities Act, (iv) in other transactions in which Voting Securities are not sold or transferred to any person or related group of persons who would immediately thereafter own or have the right to acquire Voting Securities representing more than 5% of the total combined voting power of all Voting Securities then outstanding, or (v) as a result of any pledge or hypothecation to a bona fide financial institution or any nationally recognized New York Exchange-member securities firm to secure a bona fide loan, or the foreclosure of any lien or encumbrance which may be placed upon any Voting Securities (whether voluntarily or involuntarily).

      Performance Share Units. Under the terms of the IMCO Recycling Inc. Performance Share Unit Plan, Mr. Ingram has received grants of performance share units from the Company since 2000. However, these awards are payable in cash, not in shares of Common Stock or other securities of the Company

      At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Company involving Mr. Ingram.

      The majority of shares beneficially owned by Mr. Ingram are pledged to secure certain debt obligations of Mr. Ingram or are held in certain margin maintenance accounts.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2005	/s/ Don V. Ingram
	Name:	Don V. Ingram

CUSIP No. 449681-10-5